Exhibit (a)(5)(v)

Royce Global Value Trust, Inc. Announces
Preliminary Results of Tender Offer

NEW YORK—December 22, 2020. Royce Global Value Trust, Inc. (NYSE: RGT) (the “Fund”) today announced the preliminary results of its tender offer for up to 50% of its issued and outstanding shares of common stock, par value $0.001 per share, as of October 12, 2020 (the “Shares”). As of such date, 50% of the Fund’s issued and outstanding Shares amounted to 5,251,735 Shares. The tender offer expired at 11:59 p.m., New York City time, on December 21, 2020.

Based on preliminary information provided to the Fund by Computershare Inc. and its wholly-owned subsidiary, Computershare Trust Company, N.A., the depositary for the tender offer, approximately 6,240,642 Shares were properly tendered. In accordance with the terms and conditions of the tender offer, because the number of Shares tendered by stockholders exceeds the number of Shares offered to be purchased by the Fund, the Fund will purchase Shares from tendering stockholders on a pro-rata basis (disregarding fractional Shares). The information in this press release is preliminary and subject to adjustment and should not be regarded as final.

The purchase price for each properly tendered Share is equal to 100% of the Fund’s net asset value per Share as of the close of regular trading on the New York Stock Exchange on December 22, 2020. The Fund currently expects to announce the final results of the tender offer on or about December 23, 2020.

The information agent for the tender offer is Innisfree M&A Incorporated. Any questions regarding the tender offer may be directed to the information agent toll-free at (877) 456-3442.

About Royce Global Value Trust, Inc.

Royce Global Value Trust, Inc. is a closed-end diversified management investment company whose Shares are listed and traded on the New York Stock Exchange. The Fund invests in both U.S. and non-U.S. common stocks (generally market caps up to $10 billion).

For further information on The Royce Funds℠, please visit our web site at: www.royceinvest.com.

Forward Looking Statement

This press release is not an offer to purchase nor a solicitation of an offer to sell shares of the Fund. This letter may contain statements regarding plans and expectations for the future that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can sometimes be identified by the use of words such as “plan,” “expect,” “will,” “should,” “could,” “anticipate,” “intend,” “project,” “estimate,” “guidance,” “possible,” “continue” and other similar terms and phrases, although not all forward-looking statements include these words. Such forward-looking statements are based on the current plans and expectations of the Fund, and are subject to risks and uncertainties that could cause actual results, performance and events to differ materially from those described in the forward-looking statements. Additionally, past performance is no guarantee of future results. Additional information concerning such risks and uncertainties are or will be contained in the Fund’s filings with the SEC, including the Fund’s Annual Report to Stockholders on Form N-CSR for the year ended December 31, 2019, the Fund’s Semiannual Report to Stockholders on Form N-CSRS for the six-month period ended June 30, 2020, and subsequent filings with the SEC. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The Fund does not undertake any responsibility to update publicly or revise any forward-looking statement.

Media Contact

Joele Frank, Wilkinson Brimmer Katcher: Lucas Pers 212-355-4449